UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell signs agreements to sell Los Angeles Refinery and related assets to
Tesoro

Royal Dutch Shell plc today welcomed the below announcement by Shell Oil
Products US that it has signed an agreement to sells its Los Angeles Refinery and related assets to Tesoro:

Shell signs agreements to sell Los Angeles Refinery and related assets to
Tesoro - Strategy to further grow and build strong branded presence in
California and elsewhere will continue

Houston - Jan. 29, 2007 - Shell Oil Products US announced today that it has signed agreements to sell its Los Angeles Refinery, Wilmington Products
Terminal and approximately 250 retail sites and supply agreements in and around Los Angeles and San Diego to Tesoro Corporation. The proposed sale is part of Shell’s previously announced ongoing strategy to streamline and concentrate its Downstream portfolio. The transaction is expected to close in mid-year 2007, assuming all regulatory approvals are obtained and other conditions to closing are satisfied.
The Los Angeles Refinery, which began operations in 1923 as California
Petroleum Corp, has a crude throughput capacity of approximately 97,500 barrels per day. Shell acquired an ownership interest through a joint venture in 1998 and became sole owner in 2002.
Commenting on the proposed sale of the assets, Rob Routs, Royal Dutch Shell
Executive Director Downstream, said: "This sale represents good value for our shareholders and because Tesoro are acquiring all assets as a going concern, it also secures jobs and energy supplies for people in Southern California.
The deal we have negotiated comes as a result of a proactive approach from
Tesoro to which we have reacted positively as it aligns with our ongoing strategy of managing our Downstream portfolio."
The divestment is consistent with Shell's strategy of managing its portfolio to deliver maximum value to customers and shareholders. The retail sites to be sold to Tesoro will remain Shell-branded, and Shell’s commitment to further build on its strong branded presence in California and elsewhere will continue.
Tesoro has advised Shell that it intends to offer employment to most, if not all, of about 500 affected Shell employees at the refinery, terminal, and certain employees within Shell’s retail organization. Tesoro has also expressed that it will abide by the collective bargaining agreement covering the Los Angeles Refinery employees.
Shell Oil Products US will honor dealers’ agreements and rights under the
Petroleum Marketing Practices Act and any other applicable state or federal laws. Per the terms of agreements with multi-site operators (MSO), the company plans to assign some MSO contracts to Tesoro. Some supply contracts that Shell has with its wholesalers and open dealers in the area will be assigned to
Tesoro.
Shell will continue to serve California’s diverse energy needs with significant investments in refining, terminal and pipeline operations, retail, exploration and production, lubricants, hydrogen and wind. Shell companies are committed to growing and enhancing the Shell brand in California while continuing to provide local motorists with high-quality fuels and services.
Shell is committed to maintaining all assets in its portfolio so that they run safely and reliably. The company will continue to make necessary investments in compliance, health, safety, environmental and other projects for these assets until the transaction with Tesoro is complete.

About Shell Oil Products US
Shell Oil Products US, a subsidiary of Shell Oil Company, is a leader in the refining, transportation and marketing of fuels in the United States. Shell quality fuels and services are available through more than 13,500 Shell stations nationwide. Shell Oil Products US is a dba for Equilon Enterprises
LLC. Shell Oil Company is an affiliate of the Shell Group (NYSE:RDS.A) and
(NYSE:RDS.B). For more information, please visit www.shell.com

About Tesoro Corporation
Tesoro Corporation, a Fortune 150 and a Global Fortune 500 company headquartered in San Antonio, Texas, is an independent refiner and marketer of petroleum products. Tesoro operates six refineries in the western United
States with a combined crude oil capacity of more than 560,000 barrels per day. Tesoro’s retail marketing system includes over 450 branded retail stations, of which approximately 200 are company operated under the Tesoro®
and Mirastar® brands. Tesoro’s commercial marketing system includes sales of jet fuel and marine fuels.
Contacts:
Shell Media Relations:
The Netherlands and European Press +31 70 377 8750

Disclaimer Statement
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal
Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.
These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’,
‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’,
‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’,
‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “oil in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc
(Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29/01/2007	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary